October 7, 2011
Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Xilinx, Inc. Form 10-K for the Fiscal Year Ended April 2, 2011 Filed May 31, 2011 Form 10-Q for the Quarter Ended July 2, 2011 Filed August 9, 2011 File No. 000-18548
Dear Mr. Vaughn:
Xilinx, Inc. (the “Company”) is in receipt of the Staff’s comment letter dated September 16, 2011. The Company’s responses to the Staff’s comments set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment in italics and the Company’s response for each item below.
Form 10-Q for the Quarterly Period Ended July 2, 2011
Note 17. Contingencies, page 22
1.	We note your response to prior comment 2. While we understand that there are unique factors present in each case, it remains unclear to us how your past experience regarding patent claims would not be instructive to you in developing an estimate of the reasonably possible range of loss for disclosure purposes. Specifically, it would appear that historical experience would be instructive in providing you with the possible frameworks that a jury or judge could use in settling the final damages in any case. Giving consideration to the fact that the disclosure by its nature is an estimate and is therefore imprecise, explain to us in greater detail why you do not believe such information would be useful in developing the possible range of loss for disclosure purposes.
The Company respectfully acknowledges the Staff’s comment. In the past ten years, the Company has been involved in ten patent disputes, five of which are currently ongoing. The ongoing matters include two cases that were filed very recently and the three pending cases that were disclosed in the Company’s most recent Form 10-Q. The other five cases were resolved by settlement, and the settlement amounts have varied in each instance, due to the facts and circumstances of each case. The amount that the Company has been required to pay the adverse party to settle these cases has ranged from zero to $10 million and each of the settlement amounts

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
October 7, 2011

were determined by factors unique to the claim and the claimants. Such settlement amounts are not significant compared to the Company’s operating results. However, because of the importance of patent litigation to the Company and its business, as well as the growing trend of patent litigation against the Company, the Company strongly believes that investors need to be aware of these claims against the Company. With respect to the reasonably possible range of loss, the Company believes that its history demonstrates that each case must be evaluated on its own merits and assessed based on its particular facts and circumstances. Although we take the past settlements into account in our analysis, due to the variance in the basis for settlement and their relative insignificance from a dollars standpoint, to date, they are not a primary driver in developing a possible range of loss in current litigation.
2.	We note your response to prior comment 3. It appears from your response that absent settlement negotiations you believe you will be able to determine a possible range of loss only upon resolution of the case at trial. Based on this statement, it appears that you may be delaying disclosure of the possible range of loss until there is greater precision despite the fact that FASB ASC 450 does not require estimation with precision or certainty for purposes of the disclosure of the estimate of reasonably possible range of loss. Please explain to us why you do not believe you will be able to determine a reasonably possible range of loss until resolution of the trial or otherwise provide greater clarification of your prior statement.
The Company respectfully acknowledges the Staff’s comment and wishes to clarify the intent of the prior response. The Company respectfully submits that it is not delaying disclosure of the possible range of loss based on the need for greater precision. The Company understands that it may be possible to provide an estimate prior to resolution of a case at trial. However, the Company believes that due to the nature of the claims at issue in the Company’s current litigation, any range of loss that the Company could conceive of at this point is speculative. The Company understands that as these cases proceed, there may come a point when the Company will be able to estimate its possible range of loss and the Company will provide the appropriate disclosure in the appropriate filings. However, the Company has not reached that point in any of its outstanding legal proceedings, as further explained below.
Based on our experience, when a case is in its discovery phase, the information available to the Company is insufficient to estimate the Company’s range of loss, as the parties are in the process of gathering facts to support their respective claims and defenses. As the case proceeds, the parties are typically required to engage in court ordered mediation during which the Court requires the parties to discuss settlement. In connection with this court ordered mediation, the parties are required to compile data to support their settlement demands. It has been our experience that during court ordered mediation, the settlement amounts proffered by both parties can be so divergent and differ so substantially from the final settlement amount, that they do not serve as a sound basis on which to make a reasonable estimate of the Company’s possible range of loss. The Company submits that during the course of the litigation the parties

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
October 7, 2011

may engage in settlement discussions where the settlement proposals proffered by the parties are within a reasonable range, thereby enabling the Company to estimate its possible range of loss at that time. And if a case does not settle and instead proceeds to trial, more information may become available during the course of the trial that may allow the Company to make an estimate of its possible range of loss prior to final resolution at trial. Examples of the type of information used to estimate our reasonably possible loss at trial could include, but are not limited to, which patents are found to be valid and infringed, which products infringe and what theory of damages will be applied. However, it may be the case, depending on the particular facts and circumstances at issue and when such determinations are made during the course of the court proceedings, that the Company may still not be able to make such an estimate prior to final resolution at trial. The Company respectfully submits that it diligently assesses each case individually, and the information continues to be evaluated on a case by case basis as each case proceeds.
With respect to the Company’s legal proceedings disclosed in the 10-Q filed on August 9, 2011, little discovery has transpired in the IV Litigation and the Intellitech litigation at the time of filing, and therefore the Company lacked sufficient information to make an estimate of its possible range of loss. With respect to the PACT litigation, the challenges the Company faces in reasonably estimating its possible range of loss are set forth in our response to comment #3 below.
3.	We note your response to prior comment 3 and that you have set a trial date for the PACT Litigation for December 2011. Considering that it appears you have been through or are going through the discovery process for this litigation, please explain to us in more detail what specific factors are causing the inability to estimate a range of reasonably possible loss and when you expect those factors to be alleviated. Address the following in your response:
•	Discuss whether you have been able to ascertain the patents that the plaintiffs allege you have infringed upon.
•	Discuss whether you have been able to ascertain which of your products the plaintiff alleges infringes upon its patents.
•	Discuss whether you have held settlement discussions with the plaintiffs in these cases.
•	Tell us whether the plaintiffs have specified any damages, whether formally or in settlement negotiations.

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
October 7, 2011

The Company respectfully acknowledges the Staff’s comment and can advise the Staff that the plaintiff in the PACT litigation has identified the patent claims that they allege the Company infringes and has identified the products that allegedly infringe their patents as a part of the public record. The Company has met with plaintiff and has discussed the case in court-ordered mediation. Prior to such meetings, plaintiff provided a preliminary report of their estimate of alleged damages. However, the estimate that the plaintiff provided, while itself extremely high, purports to cover only a portion of the plaintiff’s prayer for relief and is not indicative of their total claim for damages which shall include attorney’s fees, interest, injunctive relief and enhancements. In addition, we believe the plaintiff’s damages report is flawed and based on incorrect data. Furthermore, we fully expect the plaintiff to revise its damages report to increase its estimated damages prior to trial. For these reasons, we do not consider the plaintiff’s damages report to be reliable data that we can or should use to estimate our reasonably possible range of loss.
At this point in the PACT proceedings, the parties have not engaged in any settlement negotiations which would provide the Company with the basis to estimate its possible range of loss because each party’s assessment of the value of the case and the basis for that value are too divergent to be informative. The Company respectfully submits that with the information that the Company has in hand in connection with the PACT litigation, the range of possible loss in management’s judgment remains speculative and would not serve to provide investors with a better understanding of the Company’s financial position.
If the case proceeds to trial, more information may become available which may allow the Company to estimate its range of loss. For example, plaintiff’s final damages report may be informative, and it may become clear what theory of damages will be applied. The Company affirms its commitment to disclose its possible range of loss when it is able to reasonably estimate such range of loss.
4.	We note your response to prior comment 3 in your letter dated September 6, 2011. We also note your response to prior comment 5 in your letter dated August 4, 2011. Please clarify for us how you consider claims for damages in developing your estimates of the reasonably possible range of loss for disclosure purposes.
The Company respectfully acknowledges the Staff’s comment, and wishes to clarify its reference to the term “claims for damages” as used in its response letters to the Staff. In referencing “claims for damages” the Company is referring to a general claim for unspecified damages, not a specific amount of damages sought as relief. In all cases in which the Company is currently involved, the complaints do not include a specific dollar amount as a claim for damages, although the plaintiff in the PACT litigation has provided an estimate of the basis for a portion of the damages. However, as discussed in response to comment #3, the Company does not believe that the data proffered by plaintiff in its damages report is of the quality or reliability needed to provide a basis for a reasonable estimate of the Company’s possible range of loss. The fact that the plaintiff identifies no upper limit of our alleged liability in the claims filed against us underscores the difficulty in developing an estimate of our reasonably possible loss or range of loss. However, in other or future cases, if a plaintiff provides a specific claim for damages, it may be possible to use the plaintiff’s claim as data for a reasonable estimate of the Company’s possible range of loss in such matter. Alternatively, the Company may determine that the claim itself, appropriately described, may be a meaningful disclosure to investors. Each case will be evaluated based on its own facts and circumstances and appropriate disclosures will be made accordingly.

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
October 7, 2011

Please contact me at (408) 879-6515, if you have any questions about the foregoing.

Sincerely,
/s/ Jon A. Olson
Jon A. Olson
Senior Vice President Chief Financial Officer

cc:	Moshe N. Gavrielov President and CEO